EXHIBIT 99.1

NewsRelease

TransCanada to hold Annual Meeting of Shareholders and Issue First Quarter 2010 Results April 30

CALGARY, Alberta – April 19, 2010 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) 2010 Annual and Special Meeting of Shareholders will be held on Friday, April 30, 2010 beginning at 10 a.m. (MDT) / 12 p.m. (EDT) at the Roundup Centre in Calgary, Alberta.

Members of TransCanada’s executive leadership team will provide an overview of 2009 business activities while discussing the company’s future outlook.  A live webcast of the Annual Meeting will be available at www.transcanada.com. It will be archived and available for replay.

First quarter 2010 financial results will also be released on April 30. Members of the TransCanada executive leadership team will discuss first quarter financial results and company developments in a teleconference and webcast at 1 p.m. (MDT) / 3 p.m. (EDT).

Analysts, members of the media and other interested parties are invited to participate by calling (866) 223-7781 or (416) 340-8018 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) May 7, 2010. Please call (800) 408-3053 or (416) 695-5800 (Toronto area) and enter pass code 3375460#.

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines and LNG facilities. TransCanada’s network of wholly owned pipelines extends more than 60,000 kilometres (37,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 11,700 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

Media Inquiries:	Cecily Dobson/Terry Cunha	(800) 608-7859 (403) 920-7859
Investor & Analyst Inquiries:	David Moneta/ Myles Dougan/Terry Hook	(403) 920-7911 (800) 361-6522